

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Jonathan Snyder
President
KeyOn Communications Holdings, Inc.
11742 Stonegate Circle
Omaha, Nebraska 68164

> **Re: KeyOn Communications Holdings, Inc.**
> **Form 10-K/A**
> **Filed December 1, 2010**
> **File No. 001-33842**

Dear Mr. Snyder:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director

Fax: Rick A. Werner, Esq.
Haynes & Boone, LLP
(212) 884-8234